SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: European National Rail Operator Expands its Existing NICE Inform Environment; Places 7-digit Order for NICE`s Digital Video Surveillance Solution, dated February 6, 2008.

99.2 Press Release: NICE SmartCenter`s Interaction Analytics Solution Wins SearchCRM.com 2007 Product of the Year in Speech Analytics Category, dated February 7, 2008.

99.3 Press Release: NICE Selected by Go Daddy Group for its Adaptive Interaction Analytics Solution in a VoIP Environment, dated February 19, 2008.

99.4 Press Release: US Regulator Commodity Futures Trading Commission, Selects Actimize, a NICE Company, for its Trading Surveillance Platform, dated February 27, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated March 3, 2008

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EXHIBIT INDEX

99.1 Press Release: European National Rail Operator Expands its Existing NICE Inform Environment; Places 7-digit Order for NICE`s Digital Video Surveillance Solution, dated February 6, 2008.

99.2 Press Release: NICE SmartCenter`s Interaction Analytics Solution Wins SearchCRM.com 2007 Product of the Year in Speech Analytics Category, dated February 7, 2008.

99.3 Press Release: NICE Selected by Go Daddy Group for its Adaptive Interaction Analytics Solution in a VoIP Environment, dated February 19, 2008.

99.4 Press Release: US Regulator Commodity Futures Trading Commission, Selects Actimize, a NICE Company, for its Trading Surveillance Platform, dated February 27, 2008.

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European National Rail Operator Expands its Existing NICE Inform Environment; Places 7-digit Order for NICE`s Digital Video Surveillance Solution

Ra`anana, Israel, February 06, 2008 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that is has received a 7-digit order for its digital video surveillance solution from a major European national rail infrastructure operator.  The NICE solution will expand the existing implementation of NICE Inform, multi-media command and control solution. The NiceVision video security solution will be deployed in seven rail stations as part of a national overhaul of the security and surveillance infrastructure.

NICE`s multi-media command and control solution, NICE Inform is already being used by the operator to ensure all interactions between signal operators and train drivers are captured and stored in compliance with strict corporate policy.  NICE`s digital video surveillance solution will enable seven mainline stations across the rail network to better understand the full context and cause of safety and security-related incidents where, for example, signal failure, accident or negligence may have occurred.  Advanced networking capabilities of the NICE solution will provide remote access to images from central command and control facilities, enabling surveillance managers in station control rooms with instant scenario reconstruction.

"We are very proud to leverage on the strong relationship with this strategic customer in its new initiative of protecting the public," said Israel Livnat, President, Security Group, NICE Systems Ltd.  "NICE is the first to offer a comprehensive, integrated, multi-media-audio and video, command and control solution.  This win further substantiates our strategy for offering a unique, complete solution to mass transit system operators and other public authorities all over the world, in their efforts to ensure the safety and security of the public."

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media Contact NICE Systems +1 877 245 7448

Galit Belkind Galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE SmartCenter`s Interaction Analytics Solution Wins SearchCRM.com 2007 Product of the Year in Speech Analytics Category

Panel rates NICE advanced analytics number one second year in a row, based on its innovation, performance, functionality, and value

Ra`anana, Israel, February 07, 2008 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that TechTarget`s SearchCRM.com selected the NICE SmartCenter`s Interaction Analytics solution as Speech Analytics Product of the Year in its "2007 Products of the Year" awards.  The NICE solution was selected from among fifty products in eight categories, by the SearchCRM.com editorial staff, in conjunction with a team of users, industry experts, analysts, and consultants.  The NICE solution was noted as the clear winner for its innovation and value to customers, as well for going beyond speech analytics and being the most complete product. NICE was selected as the product of the year award winner in the speech analytics category for the second year in a row.

Donna Fluss, President of DMG Consulting, commented, "Speech analytics is unique in its ability to provide timely insights into customer needs and wants. NICE has delivered an analytics offering that end users find compelling and valuable."

NICE`s Interaction Analytics solution delivers business solutions for improving contact center operations and driving strategic enterprise initiatives such as improving customer loyalty and retention, and increasing sales and marketing effectiveness.  The NICE solution enables organizations to leverage customer interactions to support data-driven business decisions through mass-analysis of customer interaction content, call categorization (e.g. by product line or analysis type - such as `satisfaction`), trending (i.e. whether there was an increase or decrease in call type or in satisfaction levels), and a root-cause analysis of customer interactions that compiles and cross-references inputs from speech analysis results, telephony and other customer data sources.

"It is an honor for NICE that our solution has been named Product of the Year in the Speech Analytics category," said Barak Eilam, VP and General Manager, Interaction Analytics at NICE.  "Having been selected as the industry`s best reflects the great business value of NICE`s interaction analytics in delivering proven business solutions.  NICE`s solution platform offers a multi-dimensional approach to analytics, which is complemented by the extensive domain expertise of our team, delivering solutions that are tightly aligned with business objectives and processes."

NICE SmartCenter
NICE SmartCenter provides organizations with capabilities to improve performance at the agent, operational and enterprise levels. The solution drives contact center and enterprise performance by leveraging the synergies of the combined capabilities of NICE`s offering for interactions capture, quality management, interaction analytics, workforce management, performance management, coaching, and customer feedback; each the leading solution in its category, unified within a Service-Oriented Architecture (SOA) framework, providing powerful functionality with maximum flexibility.

About SearchCRM.com

SearchCRM.com is the Web's most relevant and extensive guide dedicated to Customer Relationship Management (CRM) decision makers. CRM is a business process that requires a special combination of customer-centric strategy and technical know-how and SearchCRM.com provides original daily news, expert tips, discussion forums, Webcasts and customized research that will help organizations develop, design and implement CRM initiatives.  More information can be found at www.SearchCRM.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media Contact NICE Systems +1 877 245 7448

Galit Belkind Galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

NICE Selected by Go Daddy Group for its Adaptive Interaction Analytics Solution in a VoIP Environment

Web services leader chooses NICE to support growing contact center operations

Ra`anana, Israel, February 19, 2008 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that The Go Daddy Group, Inc. -- which includes GoDaddy.com -- the world`s largest domain name registrar and a premier provider of Web services -- has chosen NICE Perform, part of the NICE SmartCenter solution, including its advanced interaction analytics. NICE Perform will be deployed in three VoIP-based contact centers for over 1,100 agents.  The solution will support the projected growth of Go Daddy`s contact centers and help to improve operational efficiency and customer satisfaction.

NICE`s adaptive interaction analytics will enable Go Daddy to better understand the reasons behind customer calls, identify trends during periods of unusual call volume, optimize average handling time, uncover agent knowledge gaps, perform root cause analysis, and drive best practices.

"We selected NICE`s Interaction Analytics solution for its unique capabilities to make an impact on our business in key areas such as customer satisfaction, agent productivity, and first call resolution," said Go Daddy`s President and Chief Operating Officer, Warren Adelman.

Adaptive Interaction Analytics from NICE harness the power of interaction analytics with an automated, iterative, system self-learning solution. Adaptive Interaction Analytics provides a very high degree of accuracy and efficiency in a scalable solution that analyzes 100 percent of the interactions in a cost-effective manner. This capability leverages customer interactions to proactively identify trends, anticipate opportunities, adjust processes to meet business objectives and take action at the right-time.

"Go Daddy`s decision to employ adaptive interaction analytics is further evidence of the growing demand we`re seeing in the contact center business for solutions that enhance business performance." said Eran Gorev, President and CEO, NICE Systems Inc.  "We are excited to support Go Daddy`s growing business and help them continuously enhance the customer experience."

NICE SmartCenter
NICE SmartCenter provides organizations with capabilities to improve performance at the agent, operational and enterprise levels. The solution drives contact center and enterprise performance by leveraging the synergies of the combined capabilities of NICE`s offering for interactions capture, quality management, interaction analytics, workforce management, performance management, coaching, and customer feedback; each the leading solution in its category, unified within a Service-Oriented Architecture (SOA) framework, providing powerful functionality with maximum flexibility.

About The Go Daddy Group, Inc.

Go Daddy is a leading provider of services that enable individuals and businesses to establish, maintain and evolve an online presence. Go Daddy provides a variety of domain name registration and Web site hosting services, as well as a broad array of on-demand and other services. The Go Daddy Group, Inc., which includes GoDaddy.com, has more than 27 million domain names under management. Go Daddy registers, renews or transfers a domain name every second. GoDaddy.com is the world's No. 1 domain name registrar according to Name Intelligence, Inc. GoDaddy.com is also rated the world's largest hostname provider according to Netcraft Ltd. During 2007, The Go Daddy Group registered more than one-third of all domain names registered in the top six generic top-level domains, or gTLDs, including .com, .net, .org, .info, .biz, and .mobi.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media Contact NICE Systems +1 877 245 7448

Galit Belkind Galit.belkind@nice.com

North America NICE Systems + 1 201-964-2682

Virginia Flood virginia.flood@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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Press Contact:

Jonathan Stotts

Actimize

+1-212-994-3865

jonathan.stotts@actimize.com

Investors:

Daphna Golden

NICE Systems Ltd.

+1 877 245 7449

daphna.golden@nice.com

US Regulator Commodity Futures Trading Commission, Selects Actimize, a NICE Company, for its Trading Surveillance Platform

Agency to Better Protect the Integrity of the US Futures and Option Market by

Leveraging Actimize Flexible Modeling and Surveillance Tools

NEW YORK - February 27, 2008 - Actimize, a leading provider of transactional risk management software for the financial services industry and a NICE Systems (NASDAQ:NICE) company, announced that the Commodity Futures Trading Commission (CFTC) selected the Actimize surveillance platform to monitor trading transactions within the market for suspicious activity.  Leveraging Actimize`s flexible development and modeling tools, the agency will deploy models to uncover traders that may be manipulating the market and violating trading rules.

Congress created the CFTC in 1974 as an independent agency with the mandate to regulate commodity futures and option markets in the United States. Today, the CFTC assures the economic utility of the futures markets by encouraging their competitiveness and efficiency, protecting market participants against fraud, manipulation, and abusive trading practices, and by ensuring the financial integrity of the clearing process. Through effective oversight, the CFTC enables the futures markets to serve the important function of providing a means for price discovery and offsetting price risk.

"Actimize is the de-facto standard when it comes to trading surveillance and brokerage compliance," says David Sosna, CEO of Actimize.  "This recent selection by the CFTC, a world leading regulator, adds to the many brokerage firms already using the Actimize solutions and further illustrates the strength of our platform and flexible surveillance modeling tools."

About Actimize

Mitigating transactional risk across enterprise silos, Actimize is a leading provider of software solutions for anti-money laundering, brokerage compliance and fraud prevention. Built on a patented, scalable and extensible analytics platform, Actimize solutions enable financial institutions to increase their insight into real-time customer behavior and improve risk and compliance performance. Six of the top 10 global banks and eight of the top 10 U.S. brokerages use Actimize solutions to process hundreds of millions of transactions a day. Actimize, a NICE Systems (NASDAQ: NICE) company, has offices in New York, Israel, London and Tokyo.  For more information, go to www.actimize.com.

About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.   NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

NICE Trademarks:

360o View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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